

Mail Stop 3720

July 6, 2009

Mikhail V. Shamolin
President and Chief Executive Officer
Mobile TeleSystems OJSC
4 Marksistskaya Street
Moscow 109147 Russian Federation

> **RE:** **Mobile TeleSystems OJSC**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed May 26, 2009**
> **File No. 001-15094**

Dear Mr. Shamolin:

We have reviewed your filing and have the following comments.  If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  Please comply with our comments in future filings.  Confirm in writing that you will do so and also explain to us how you intend to comply.  Please do so within the time frame set forth below.  Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2008

General

1.    We note your discussion of the purchase agreement entered into with Apple Sales International in August 2008.  In addition, we note your disclosure on pages 25 and 73 discussing the possibility that you will not be able to fulfill your obligations under the purchase agreement.  Finally, we note your disclosure stating that your failure to fulfill the purchase agreement entered into with Apple Sales International "could have a material adverse effect on our financial condition and results of operations.…"  Based on your disclosure, it appears as though the purchase agreement with Apple is a material contract that is required to be filed as an exhibit.  Please refer to Instruction to Item 19,

4(b)(ii)(a) of Form 20-F.  In future filings, please file as exhibits all material contracts entered into by you or your subsidiaries.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your letter over EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc:    Joshua B. Tulgan
        Director, Investor Relations
        Mobile TeleSystems OJSC
        Via Facsimile: 011 7 495 911 65 67